May 25, 2010

Via EDGAR

Mr. H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 3561

Washington, D.C. 20549

RE:	RGC Resources, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed December 16, 2009
File No. 0-26591

Dear Mr. Thompson:

This letter contains the response of RGC Resources, Inc. (“RGC”) to the Staff’s letter of additional comments, dated May 14, 2010 (the “Staff Letter”), with respect to RGC’s Form 10-K for the fiscal year ended September 30, 2009 (“Form 10-K”). This letter has been submitted by EDGAR.

Set forth below are RGC’s responses to the Staff Letter. The numbered paragraphs in this letter correspond to the numbers contained in the Staff Letter. Page numbers referred to in the following paragraphs correspond to the page numbers of the Form 10-K. Capitalized terms that are not otherwise defined have the meanings given to them in the Form 10-K, unless the context indicates otherwise.

COMMENT:

Item 1. Business, page 2

Services, page 2

1.	We note your proposed revisions to page 13 of your financial statements in response to comment one of our March 29, 2010 letter. In view of your purchased gas adjustment

Mr. H. Christopher Owings, Assistant Director

May 24, 2010

mechanism references in two locations that precede the proposed Note 1 disclosure, please provide the proposed disclosure along with your initial reference to the purchased gas adjustment mechanism on page two of your Form 10-K. Alternatively, please provide a cross-reference to your proposed Note 1 disclosure in each location where you reference the purchased gas adjustment mechanism.

RESPONSE:

In response to this comment, we are proposing to retain the revisions to page 13 of the Consolidated Financial Statements proposed in response to comment one of your March 29, 2010 letter and incorporate the cross-references in the following sections of future Form 10-K and Annual Report filings:

Item 1. Business, page 2 – In the second paragraph under the Services section, we propose adding the language identified in bold type:

“Increases or decreases in the cost of natural gas are passed on to customers through the purchased gas adjustment mechanism as explained in Note 1 to the Consolidated Financials Statements of RGC Resources, Inc. and Subsidiaries.”

Annual Report, page 20 – Under the caption “Revenue recognition”, we propose adding the language identified in bold type:

“Revenue recognition – Regulated utility sales and transportation revenues are based upon rates approved by the SCC. The non-gas cost component of rates may not be changed without a formal rate increase application and corresponding authorization by the SCC; however, the gas cost component of rates are adjusted quarterly with administrative approval from the SCC through the purchased gas adjustment (“PGA”) mechanism as explained Note 1 to the Consolidated Financials Statements of RGC Resources, Inc. and Subsidiaries.”

COMMENT:

Exhibit 13. Annual Report to Shareholders

Other Risks, page 23

Environmental Legislation, page 23

2.	Please revise your proposed disclosure in response to comment seven of our March 29, 2010 letter to state the expected effect of the bills that you reference. See Item 101(h)(4)(ix) of Regulation S-K.

Mr. H. Christopher Owings, Assistant Director

May 24, 2010

RESPONSE:

We would expand the disclosure on Environmental Legislation to include appending the following to the end of the current disclosure:

“The U. S. House of Representatives has approved H.R. 2454, ‘The American Clean Energy and Security Act of 2009’, sometimes referred to as the Waxman-Markey Climate Change Bill. A companion bill, the ‘Clean Energy Jobs and American Power Act’, sometimes referred to as the Kerry-Boxer Climate Change Bill, has been introduced in the U. S. Senate and has not been approved. While these bills are complex and will likely have broad impact across the U. S. economy if approved, the most likely implications for the Company are related to future natural gas commodity prices and customer demand. The expected effect on the electricity generation sector of the economy will be to increase the use of natural gas in place of coal to reduce carbon dioxide emissions, thus increasing the demand and potentially the price, of natural gas over time. In addition, the legislation will likely produce an increased emphasis on energy conservation. Both effects could result in the Company’s customers using less natural gas. If significant, a decline in the volume of gas sales would reduce the Company’s operating margins, likely resulting in the Company needing to seek rate increases from the Virginia State Corporation Commission.”

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We appreciate your assistance in review of RGC’s periodic filings. Again, please contact RGC’s outside counsel Nicholas C. Conte at (540) 983-7630 if you have any questions or require any additional information.

Sincerely,
RGC RESOURCES, INC.

/s/ Howard T. Lyon
Howard T. Lyon
Vice-President, Treasurer and CFO

cc:	John B. Williamson, III, President and CEO
Nicholas C. Conte, Woods Rogers PLC
Talfourd H. Kemper, Jr., Woods Rogers PLC
Jim Harrison, Brown Edwards & Company, LLP